

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 28, 2007

VIA U.S. MAIL and FACSIMILE

Mr. Michael Rice
Chief Executive Officer and Chief Financial Officer
BioLife Solutions, Inc.
3303 Monte Villa Parkway
Suite 310
Bothell, WA 98021

> **RE:**   **BioLife Solutions, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 000-18170**

Dear Mr. Rice:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2006

Note 3. Inventories, page F-9

1.   We note the gain on the insurance recovery recorded in fiscal 2006 and the (loss) gain on disposal of property and equipment recorded each period. Please tell us why these gains (losses) were not included in income from operations and why the assets sold or the assets related to the insurance claim do not relate to your operating activities. See paragraph 46 SFAS 144 and Question 2 of SAB Topic 5.P.

Note 6. Stockholder's equity, page F-11

2.   We reference the discussion of the plan to raise additional capital from the holders of warrants and stock options at a reduced price of $.04 per share. Please tell us whether you adjusted the price of the warrants and stock options and how you accounted for any such adjustment.

Warrants, page F-14

3.   Please tell us and disclose in future filings how you are accounting for warrants issued to employees or consultants for compensation.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Ho Hwang at (202) 551-3327 if you have questions. In this regard, please do not hesitate to contact me at (202) 551-3676 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief